Exhibit 3.1


CERTIFICATE OF DESIGNATION
OF
SERIES B JUNIOR PARTICIPATING REDEEMABLE PREFERRED UNITS
OF
SIMON PROPERTY GROUP, L.P.


WHEREAS, Simon Property Group, L.P. (the "Partnership") has entered into certain exchange agreements (the "Exchange Agreements") with the certain of its limited partners set forth in Schedule A, pursuant to which the Partnership has agreed to designate a series of LP Preferred Units having the powers, preferences and relative participating, optional or other special rights set forth herein and to issue the LP Preferred Units so designated to certain of its existing Partners in exchange for the Partnership Units held by such Partners;

WHEREAS, the designation of LP Preferred Units hereby is permitted by the terms of the Eighth Amended and Restated Limited Partnership Agreement of the Partnership dated as of May 8, 2008 (the "Partnership Agreement"); and

WHEREAS, Simon Property Group, Inc. ("SPG"), the General Partner of the Partnership (acting in such capacity, the "General Partner"), has determined that it is in the best interests of the Partnership to designate the new series of LP Preferred Units that are subject to the provisions of this Designation.

NOW, THEREFORE, BE IT RESOLVED, the General Partner hereby designates a series of LP Preferred Units and fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as follows:

Section 1.   *Definitions.* Any capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Partnership Agreement.

Section 2.   *Designation and Number*. The General Partner hereby designates a series of LP Preferred Units entitled the "Series B Junior Participating Redeemable Preferred Units" (the "Series B Junior Participating Redeemable Preferred Units"). The total number of Series B Junior Participating Redeemable Preferred Units that may be issued pursuant to this Designation shall be 10,000,000, but such Series B Junior Participating Redeemable Preferred Units shall only be issuable pursuant to the Exchange Agreements.

Section 3.   *Ranking*. The Series B Junior Participating Redeemable Preferred Units shall, with respect to the payment of distributions pursuant to Section 6.2 of the Partnership Agreement or rights upon the dissolution, liquidation or winding-up of the Partnership, but subject to Section 4 of this Certificate of Designation, rank: (i) junior to the 8 3/8% Series J Cumulative Redeemable Preferred Units of the Partnership and the 7.50% Cumulative Redeemable Preferred Units (collectively, the "Senior Units"), and (ii) *pari passu* with all other Partnership Units of the Partnership ("Common Units").

Section 4. *Distributions; Liquidation Rights.* The holders of Series B Junior Participating Redeemable Preferred Units shall be entitled to receive, on a *pari passu* basis, any distributions payable to holders of Common Units, except that they shall not be entitled to receive any distribution declared by the General Partner of partnership interests in Washington Prime Group, L.P. ("WPGLP").

Section 5. *Maturity.* The Series B Junior Participating Redeemable Preferred Units shall be perpetual.

Section 6. *Redemption.*

(a) *Optional Redemption.*

(1) On and after the earlier to occur of (i) the date that SPG has effectuated the distribution (the "Distribution") of the common shares of Washington Prime Group Inc. to the holders of record of SPG common stock (the "Distribution Date") and (ii) May [31], 2014 (the "Distribution End Date"), the Partnership may, at its option, redeem at any time all (but not less than all) of the Series B Junior Participating Redeemable Preferred Units for Common Units, at the redemption rate set forth in Section 6(b).

(2) On and after the earlier to occur of (i) the Distribution Date and (ii) the Distribution End Date, each holder of Series B Junior Participating Redeemable Preferred Units may, at their option, redeem all (but not less than all) of such holder's Series B Junior Participating Redeemable Preferred Units for Common Units, at the redemption rate set forth in Section 6(b), by delivering a notice of redemption in the form set forth in Exhibit A to the General Partner, which notice shall specify the number of Series B Junior Participating Redeemable Preferred Units held by such holder.

(b) *Redemption Rate.* Upon the exercise of any redemption right set forth in Section 6, each Series B Junior Participating Redeemable Preferred Unit shall be redeemed for a number of Common Units equal to the sum of:

(x) one Common Unit; plus

(y) an additional number of Common Units (priced per unit at the simple arithmetic average of the daily volume average weighted price ("VWAP") as published by Bloomberg L.P. (without regard to after hours trading) of SPG common stock in "ex-distribution" trading under the symbol SPG.WI on the NYSE for a period of five consecutive Trading Days ending on the date that immediately precedes the Distribution Date), with an aggregate value equal to the product of (1) the simple arithmetic average of the daily volume average weighted price ("VWAP") as published by Bloomberg L.P. (without regard to after-hours trading) of Washington Prime Group Inc. ("WPG") common stock in "when issued trading" on the NYSE for a period of five consecutive Trading Days ending on the date that immediately precedes the Distribution Date , multiplied by (2) 0.5 (based on a distribution

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ratio of one WPG common share for every two shares of SPG common stock);

provided, however, that if the Distribution has not occurred prior to the date that the redemption right is exercised, each Series B Junior Participating Redeemable Preferred Unit shall be redeemable for one Common Unit. "Trading Day" shall mean a day on which shares of common stock of each of SPG and Washington Prime Group Inc. are traded on the New York Stock Exchange (the "NYSE").

(c)   Except as provided in the foregoing provisions of this Section 6, the Series B Junior Participating Redeemable Preferred Units are not convertible into or redeemable for any other property or securities of SPG or the Partnership.

Section 7.   *Voting Rights*.

(a)   The holders of record of Series B Junior Participating Redeemable Preferred Units shall not be entitled to any voting rights except as hereinafter provided in this Section 7, as otherwise provided in the Partnership Agreement, or as otherwise required by law.

(b)   The affirmative consent or approval of holders of the materially and adversely disproportionately affected outstanding Series B Junior Participating Redeemable Preferred Units shall be required to alter, repeal or amend any provisions of the Partnership Agreement or this Certificate of Designation, whether by merger, consolidation, combination, reclassification or otherwise (an "Event"), if the amendment would materially and adversely disproportionately affect the rights, powers, or preferences of the holders of Series B Junior Participating Redeemable Preferred Units; provided, however, that (i) an Event will not be deemed to materially and adversely disproportionately affect such rights, powers or preferences, in each such case, where each Series B Junior Participating Redeemable Preferred Units remains outstanding without a material change to its terms and rights or is converted into or exchanged for preferred units of the surviving entity having preferences, conversion and other rights, privileges, voting powers, restrictions, limitations and terms or conditions of redemption thereof identical in all material respects to that of a Series B Junior Participating Redeemable Preferred Unit; (ii) the creation of, or increase in, the authorized number of Units or Preferred Units of any kind will not be deemed to materially and adversely disproportionately affect such rights, powers or preferences or (iii) the Distribution or any distribution of partnership interests in WPGLP will not be deemed to materially and adversely disproportionately affect such rights, powers or preferences.

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SCHEDULE A

LIMITED PARTNERS

EXHIBIT A

NOTICE OF REDEMPTION

(To be Executed by the Holder in Order to Redeem
Series B Junior Participating Redeemable Preferred Units for
Common Units of Simon Property Group, L.P.)

Date: _____

      The undersigned hereby irrevocably elects to redeem all of the Series B Junior Participating Redeemable Preferred Units of Simon Property Group, L.P. (the "Partnership") that it holds into Common Units of the Partnership in accordance with Section 6 of the Certificate of Designation establishing the terms of the Series B Junior Participating Redeemable Preferred Units (the "Certificate of Designations"), effective as of the date written below.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Designation.

      Proposed Effective Date of Redemption:

      Number of Series B Junior Participating
Redeemable Preferred Units held by holder:

      Signature: _____

      Name: _____